FILED BY: PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

News Regarding Possible Merger Transaction with AstraZeneca

Dear WRD Colleagues,

Today, Ian Read sent a letter to all colleagues after a press release was issued confirming that we submitted a preliminary, non-binding proposal to the board of directors of AstraZeneca in January regarding a possible merger transaction. The discussions stopped when AstraZeneca declined to pursue negotiations. However, in light of recent market developments, we recently contacted AstraZeneca to renew discussions but they again declined to engage. We are now considering our options. (Read Ian’s letter and the news release here.)

While I understand that many of you may be surprised by this news, as Ian said in his letter, we continually have said that we would be open to considering opportunities that strengthen our pipeline and create sustained shareholder value.

Please keep in mind there is no guarantee that we will proceed or that any agreement will be reached. If we do proceed and an agreement is reached, there would be several benefits to our business.

AstraZeneca is an excellent strategic fit for Pfizer. The two companies have deep expertise in the understanding of the molecular underpinning of human disease, and the discovery and development of promising therapies for serious conditions in the inflammation, cancer, cardiovascular and metabolic disease settings. A potential combination would offer greater promise for patients and would bolster our already strong R&D platform, strengthening our pipeline assets and increasing the potential for new product launch opportunities.

A combination would bring an unprecedented breadth of therapeutic mechanisms and important drug combinations with the potential to provide improved disease management of chronic difficult-to-treat diseases. A few examples to call out specifically:

•	In the cardiovascular/metabolic space, a strong complementary portfolio of important cardiovascular medicines, such as Brilinta and Eliquis, and promising development stage programs such as bococizumab (PCSK9). A broad, innovative commercial offering of non-insulin anti-diabetic medicines that complements Pfizer’s early-stage research initiatives and capabilities in diabetes.

•	In the oncology space, an industry-leading complimentary portfolio of molecularly targeted medicines for lung cancer; as a combined portfolio for the treatment of different patients, novel agents for ALK, EGFR, KRas subtypes. Enhanced presence in breast cancer, including the ongoing phase 3 trial which combines palbociclib with Faslodex for women with recurrent, metastatic hormone sensitive disease. Opportunities for greater depth in immuno-oncology and targeted drugs exist in a combined company. This includes the option to combine anti-PD-L1 with palbociclib, Xalcori or Inlyta for breast, lung and renal cancer, respectively. Additionally molecules targeting PD-L1, CTLA4 and 41BB offer attractive opportunities for combination immuno-oncology therapy in several cancer indications, including lung cancers and melanoma.

•	In the immunology & inflammatory space, Pfizer’s strong portfolio and pipeline in RA, psoriasis, IBD, lupus and early projects in respiratory and gout would potentially be well complemented by a strong AstraZeneca market presence in respiratory inflammation (including blockbuster products such as Symbicort, Pulmicort for Asthma/COPD) and several AstraZeneca inflammation pipeline projects in complementary areas or mechanisms (including brodalumab/IL17 mAb in Psoriasis; Benralizumab/IL5R in Asthma/COPD; Sifalimumab/IFN mAb in Lupus; and lesinurad/RDEA gout project).

A potential combination would further advance the strategic priorities of our WRD organization by enhancing our ability to deliver high-value medicines & vaccines; advancing our leading capabilities and shaping the health innovation environment in which we operate. By combining the internal R&D expertise, external academic & biotech networks with the AstraZeneca EU heritage and key pipeline products – we can create a compelling capability for discovering and developing new medicines and vaccines to truly help patients in need.

We have tremendous momentum in 2014. As we continue to think bigger, act faster and deliver with excellence, I ask that you all remain focused on the important work that we are doing to improve patients’ lives.

Regards,

Mikael

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31, December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.